

Mail Stop 3561

May 27, 2009

<u>Via Fax & U.S. Mail</u>

Mr. Gary Campanaro
Chief Financial Officer
EPL Intermediate, Inc.
3535 Harbor Blvd., Suite 100
Costa Mesa, California 92626

> **Re: EPL Intermediate, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **File No. 333-115644**

Dear Mr. Campanaro:

We have reviewed your filingand have the following comments. We think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the Year Ended December 31, 2008

1. Your presentation of restaurant level cash flow on page 22 does not appear to be consistent with the requirements of Item 10(e)(1)(ii) of Regulation S-K.   Please remove this measure from your filed documents in the future. Alternatively, for each individual adjustment that you propose to present, please provide us with supplemental support for your apparent conclusion that the resulting non-GAAP financial performance measure will be useful to the reader. Please consider the guidance set forth in the answers to Questions 8 and 9 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures issued June 13, 2003 in preparing a written response. We may have further comments upon review of your submission.

Item 6. Selected Financial Data

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Goodwill and Other Intangible Assets, page 23

2. We note that you have recorded an impairment charge on goodwill and other intangible assets based on several factors, including an independent appraisal of such assets. The language of your disclosure citing such basis qualifies the independent appraiser as an "expert" under Item 601 of Regulation S-K. As such, please confirm to us that you are aware that should these financial statements be explicitly included or incorporated by reference into any registration statement, you are required to name the independent appraiser and to file their consent as an exhibit. Alternatively, you can remove the language in future filings. Similar consideration should be given to analogous disclosure throughout your filing, such as those presented on pages 25 and 27.

3. Please revise your disclosure here and related to your impairment of long lived assets to indicate whether you consider each restaurant a reporting unit for purposes of the analysis. In addition, please tell us how your determination complies with paragraphs 30 and 31 of SFAS 142.

Results of Operations

Fiscal Year Ended December 31, 2008 Compared to Fiscal Year Ended December 26, 2007, page 27

4. Please tell us in your response how you earn and record help desk revenue. Include in your response how the service is negotiated with each franchisee, the standard terms of such service, and whether such service is part of the initial agreement.

5. In your first paragraph on page 27, you discuss the components and year over year changes in General and Administrative Expenses. As part of this disclosure, you discuss the impact the $10.9 million settlement of the Mexican Litigation had on the income statement line item. While the discussion of the amount and percent of the change in General and Administrative Expenses exclusive of this item may be appropriate, the presentation of the value of the GAAP measure exclusive of this item constitutes the presentation of a non-GAAP measure under Item 10(e) of Regulation S-X, and is not appropriate. In future filings, please revise your disclosure to exclude such presentation. Our comment applies to your presentation of general and administrative expense (exclusive of the settlement expense) as a percentage of revenue in your second paragraph as well.

Financial Statements

Note 1. Description of Business, page F-8

6. Please discuss the consideration you have given to the disclosure requirements of Rule 5-04(c) of Regulation S-X with respect to Schedule I.

Note 13. PIK Notes (2014 Notes), page F-17

7. You state that no cash interest will accrue on these notes prior to November 15, 2009. Instead, the principal value will increase at a rate of fourteen and one-half percent per annum. When the PIK obligation is paid off, we assume that the amount of that increase will be classified as an operating charge in the cash flow statement. That is, we assume that it will not be classified as a financing activity along with the repayment of principal. Please confirm our assumption or advise.

********

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief